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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KAYNE ANDERSON ENERGY TOTAL RETURN FUND

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48660P104

(CUSIP Number)

October 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Fifth Third Bank is the successor to Old Kent Bank. Fifth Third Financial Corporation is the successor to Old Kent Financial Corporation.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 pages

13G
CUSIP No. 48660P104			Page 2 of 7

1.	Name of Reporting Person: FIFTH THIRD BANCORP		I.R.S. Identification Nos. of above persons (entities only): 31-0854434

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: OHIO

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,000 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

Fifth Third Bancorp, through fiduciary accounts held in its subsidiaries, has neither voting power nor dispositive power with respect to an additional 0 shares which are not deemed to be beneficially owned.

11.	Percent of Class Represented by Amount in Row (9): 0.00%

12.	Type of Reporting Person: HC

Securities and Exchange Commission
Schedule 13G
Page 3 of 7 pages

Item 1(a).	Name of Issuer:

Kayne Anderson Energy Total Return Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067

Item 2(a).	Name of Person Filing:

Fifth Third Bancorp

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Fifth Third Center, Cincinnati, Ohio 45263

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

48660P104

Securities and Exchange Commission
Schedule 13G
Page 4 of 7 pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages

Item 4.	Ownership

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

(a)	Amount Beneficially Owned:	1,000 shares

(b)	Percent of Class:	0.00%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	1,000 shares
(ii)	Shared power to vote or to direct the vote	0 shares
(iii)	Sole power to dispose or to direct the disposition of	0 shares
(iv)	Shared power to dispose or to direct the disposition of	0 shares
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
n/a

Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Fifth Third Bancorp, as parent holding company of the subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Rule 13d-1(b)(1)(ii)(G).

Subsidiary	Item 3 Classification

Fifth Third Bank	Bank
Fifth Third Bank (Tennessee)	Bank
Fifth Third Bank (Michigan)	Bank
Fifth Third Asset Management, Inc.	Investment Adviser
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 7 of 7 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Fifth Third Bancorp

/s/Robert Sullivan November 10, 2005

Executive Vice President Today’s Date
Fifth Third Bancorp